BANCO DE GALICIA Y BUENOS AIRES S.A.

Autonomous City of Buenos Aires, July 12th 2011
To the:

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Ref.: News Report.

Dear Sirs,

We are writing to you in order to inform that in relation to the news reports recently published by a local newspaper called “El Cronista Comercial” regarding a possible initial public offering of Tarjetas Regionales S.A. (the controlling company of Tarjetas Naranja, Nevada y Mira), which in turn is controlled by Banco de Galicia y Buenos Aires S.A. in both, local and international markets; the company considers appropriate to clarify that its business strategy includes a constant search for business opportunities aimed to improve its business performance.

This framework does not exclude the consideration of an eventual initial public offering of some of its controlled companies that would be formally communicated to the markets as a significant event once the processes reach the progress required by the in force regulations.

Yours faithfully,

Patricia M. Lastiry

Attorney in law of

Banco de Galicia y Buenos Aires S.A.